SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Biodexa Pharmaceuticals PLC
(Name of Issuer)

Ordinary shares, nominal value £0.001 per share
(Title of Class of Securities)

59564R708**
(CUSIP Number)

December 21, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 59564R708 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Capital Market under the symbol “BDRX.” Each ADS represents 400 Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59564R708	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS

MERCER STREET GLOBAL OPPORTUNITY FUND, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

109,396,800 Ordinary Shares (represented by 273,492 ADSs) (including 46,900,000 Ordinary Shares (represented by 117,250 ADSs) issuable upon the exercise of warrants)* (see Item 4)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		109,396,800 Ordinary Shares (represented by 273,492 ADSs) (including 46,900,000 Ordinary Shares (represented by 117,250 ADSs) issuable upon the exercise of warrants)* (see Item 4)
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

109,396,800 Ordinary Shares (represented by 273,492 ADSs) (including 46,900,000 Ordinary Shares (represented by 117,250 ADSs) issuable upon the exercise of warrants)* (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99% *
12	TYPE OF REPORTING PERSON
OO

* As more fully described in Item 4, the Reporting Person holds warrants subject to a 9.99% beneficial ownership blocker. The percentage set forth on row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) give effect to such blocker.

CUSIP No. 59564R708	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Biodexa Pharmaceuticals PLC

(b)	Address of Issuer’s Principal Executive Offices:

1 Caspian Point

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

Item 2.

(a)	Name of Person Filing:

Mercer Street Global Opportunity Fund, LLC

(b)	Address of Principal Business Office or, if none, Residence:

1111 Brickell Avenue Suite 2920 Miami, FL 33131

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

Ordinary shares, nominal value £0.001 per share (the “Ordinary Shares”).

(e)	CUSIP Number:

59564R708

Item 3.

Not applicable.

CUSIP No. 59564R708	13G	Page 4 of 5 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentages used in this Schedule 13G are calculated based on 1,047,806,522 Ordinary Shares outstanding, as reported by the Issuer in the Report of Foreign Private Issuer of Form 6-K filed with the Securities and Exchange Commission on December 21, 2023, after giving effect to the consummation of the offering described therein, and assumes the exercise of the reported warrants held by the Reporting Person, subject to the 9.99% Blocker (as defined below).

Jonathan Juchno may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the securities disclosed as owned herein. To the extent Mr. Juchno is deemed to beneficially own such shares, Mr. Juchno disclaims beneficial ownership of these securities for all other purposes.

Pursuant to the terms of certain warrants held by the Reporting Person, the Reporting Person cannot exercise such warrants to the extent the Reporting Person would beneficially own, after such exercise, more than 9.99% of the outstanding Ordinary Shares (the “9.99% Blocker”). The percentage set forth on Row (11) and the number of Ordinary Shares set forth on rows (6), (8) and (9) of the cover page for the Reporting Person give effect to the 9.99% Blocker. Consequently, at this time, the Reporting Person is not able to exercise all the warrants held by the Reporting Person due to the 9.99% Blocker.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 59564R708	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

	By:	MERCER STREET GLOBAL OPPORTUNITY FUND, LLC

January 2, 2024	By:	/s/ Jonathan Juchno
Jonathan Juchno, Authorized representative